UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                   NUVIM, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.00001 per share
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                    67071X100
                       -----------------------------------
                                 (CUSIP Number)


                                December 31, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 67071X100

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1.  NAME OF REPORTING PERSON

    Kevin B. Kimberlin
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)  [ ]
                                                                (b)  [X]
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3.  SEC USE ONLY
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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
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    NUMBER              5.      SOLE VOTING POWER                      579,429
    OF SHARES           --------------------------------------------------------
    BENEFICIALLY        6.      SHARED VOTING POWER                          0
    OWNED BY            --------------------------------------------------------
    REPORTING           7.      SOLE DISPOSITIVE POWER                 579,429
    PERSON WITH:        --------------------------------------------------------
                        8.      SHARED DISPOSITIVE POWER                     0
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

    579,429
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10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES    CERTAIN SHARES    [ ]
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    11.5%
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12. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

ITEM 1.

         (a) Name of Issuer:

                           NuVim, Inc. (the "Issuer")

         (b) Address of Issuer's Principal Executive Offices:

                           12 North State Route 17
                           Paramus, NJ  07652

ITEM 2.

         (a) Name of Person Filing:

                           Kevin B. Kimberlin ("Mr. Kimberlin")

         (b) Address of Principal Business Office:

                    c/o    535 Madison Avenue, 18th Floor
                           New York, NY 10022

         (c) Citizenship:

                           USA

         (d) Title of Class of Securities:

                           Common Stock, $0.00001 par value (the "Common
                           Stock")

         (e) CUSIP Number:

                           67071X100

ITEM 3.      IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR
             (C), CHECK THE STATUS OF THE PERSON FILING.

                           Not applicable.

ITEM 4.      OWNERSHIP.

         (a) Amount beneficially owned:

                           579,429 shares of Common Stock.

         (b) Percent of class:

                           11.5%

         (c) Number of shares as to which the person has:

             (i)   Sole power to vote or to direct the vote:

                                       579,429

             (ii)  Shared power to vote or to direct the vote:

                                       -0-

             (iii) Sole power to dispose or to direct the
                   disposition of:

                                       579,429

             (iv) Shared power to dispose or to direct the disposition of:

                                       -0-

                   Mr. Kimberlin is the principal owner and non-member manager of Spencer Trask Specialty Group, LLC, a Delaware limited liability company ("STSG"). STSG is the controlling stockholder of Stolle Milk Biologics, Inc., a Delaware corporation ("SMBI"). Mr. Kimberlin is the general partner of Kevin Kimberlin Partners, L.P., a Delaware limited partnership ("KK Partners"). Trask Partners LLC, a Delaware limited liability company ("TP LLC"), is a wholly-owned subsidiary of Spencer Trask & Co., Inc. ("ST&Co."), a Delaware corporation, of which Mr. Kimberlin is the controlling stockholder.

                   TP LLC is the general partner of each of Spencer Trask Private Equity Fund I LP, a Delaware limited partnership ("Fund I"), and Spencer Trask Private Equity Fund II LP, a Delaware limited partnership ("Fund II" and, collectively with Fund I, the "Funds"). The manager of each of the Funds is ST Management LLC, a Delaware limited liability company affiliated with ST&Co. ("ST Management"). The principal place of business of each of STSG, KK Partners, the Funds, TP LLC, ST&Co. and ST Management is c/o 535 Madison Avenue,
                   18th floor, New York, NY 10022. The principal place of business of SMBI is 6954 Cornell Road, Suite 400, Cincinnati, OH 45242.

                   As of June 20, 2005, the date on which the Issuer's Form 8-A Registration Statement became effective under the Securities Exchange Act of 1934, as amended, and continuing through December 31, 2005: 21,700 shares of Common Stock were owned by Fund I; 10,619 shares of Common Stock were owned by Fund II; 212,382 shares of Common Stock were owned by KK Partners; 235,182 shares of Common Stock were owned by STSG; and 99,546 shares of Common Stock were owned by SMBI.

                   Based on the Issuer's Form 10-QSB filed with the Securities and Exchange Commission on November 15, 2005, as of November 12, 2005, 5,034,994 shares of Common Stock were issued and outstanding, and, based on such number, Mr. Kimberlin then indirectly beneficially owned 11.5% of such class of securities.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.

ITEM 10.          CERTIFICATION.

                  Not Applicable.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2006

                                            /s/ Kevin B. Kimberlin
                                            ----------------------
                                            Kevin B. Kimberlin